SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Falcon
2	Reason for the notification
a)	Position/status	Chief Executive Officer of Jackson Holdings LLC (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") 74435K204
b)	Nature of the transaction(s)
(i)      Exercise of option over notional ADRs (including related dividend equivalent and the value of the demerger dividend). The demerger adjustment was based on the valuation of a M&G plc share calculated on the average price on the first five days following the demerger (from 21 - 25 October 2019), converted into a sum of USD based on the average exchange rate over the same period. This sum was divided by the five day average price of a Prudential plc ADR for the period 1 - 7 November 2019. The calculation recognised that one Prudential plc ADR represents two ordinary shares of Prudential plc; and
(ii)     Receiving a gross cash amount of USD 464,198.34 in accordance with the terms of that option.

c)	Price(s) and volume(s)	(i) Exercise of option:
		Price(s)	Volume(s)
		USD 0.12642	13,407
(ii) Receipt of a gross cash amount USD 464,198.34
d)	Aggregated information - Aggregated volume - Price	(i) Exercise of option:
		Price(s)	Volume(s)
		USD 0.12642	13,407
(ii) Receipt of a gross cash amount USD 464,198.34
e)	Date of the transaction(s)	2019-11-13
f)	Place of the transaction(s)	New York Stock Exchange

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America or with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact

Jennie Webb, Share Plans and Share Capital Manager, +44 (0)20 3977 9750
Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 November 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary